UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2022

Commission File Number: 001-41330

PropertyGuru Group Limited

Paya Lebar Quarter 1

Paya Lebar Link

#12-01/04

Singapore 408533

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXPLANATORY NOTE

On August 25, 2022, PropertyGuru Group Limited (NYSE: PGRU) (the “Company”) issued a press release titled “PropertyGuru Reports Second Quarter 2022 Results, Revenues Grow 44% Year Over Year in Second Quarter and 43% in First Half.”

A copy of that press release is furnished as Exhibit 99.1 to this report on Form 6-K.

A copy of the Company’s unaudited interim condensed consolidated financial statements for the three and six months ended 30 June 2022 is furnished as Exhibit 99.2 to this report on Form 6-K.

The information in this report of foreign private issuer on Form 6-K, including Exhibits 99.1 and 99.2, is hereby incorporated by reference into the Company’s registration statement on Form S-8 (Registration No. 333-265252).

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Press Release of the Company, dated August 25, 2022

99.2	Unaudited interim condensed consolidated financial statements for the three and six months ended 30 June 2022

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROPERTYGURU GROUP LIMITED
Date: August 25, 2022	By:	/s/ Hari Vembakkam Krishnan
Name: Hari Vembakkam Krishnan
Title: Chief Executive Officer and Managing Director